SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: December 13th, 2004

FOR IMMEDIATE RELEASE

MAJOR FIREWALL APPLIANCE MANUFACTURER STANDARDIZES ON
SILICOM 6-PORT GIGABIT ETHERNET NICS

— Silicom’s NICs to replace legacy Ethernet cards in appliances currently shipping in significant quantities —

KFAR SAVA, Israel – December 13, 2004 – Silicom Ltd. (NASDAQ:SILCF) today announced that a major USA based provider of Internet security solutions has decided to make Silicom’s 6-Port Gigabit Ethernet network interface cards (NICs) the standard connectivity interface of its Internet security appliances, and has placed an initial purchase order for the cards. Silicom’s high-performance Gigabit Ethernet NICs will replace the legacy 10/100Mbps Ethernet multiport cards currently being used in these appliances. The Silicom cards will enable the appliances to deliver significantly increased throughput compared to the older configuration, and will also give it more connectivity ports per slot.

The use of Silicom’s NICs is planned to ramp up gradually during the transition period from the older technology to Silicom’s cards, eventually replacing such older cards in all appliances shipped. At the current rate at which the manufacturer is selling its appliances, the annual sales potential for Silicom’s NICs is approximately $700,000. In addition, the customer has already begun offering Silicom’s 6-port NICs and quad-port fiber NICs as optional upgrades to appliances already installed and for users who need multiport optical connectivity.

“This is an important achievement for us,” said Shaike Orbach, Silicom’s President and CEO. “We are excited to have been chosen by one of the major players in the Security Appliance industry, a market niche that is growing explosively. We believe the deal will make an important contribution to our results in the year ahead, and will be an important reference to use in our sales efforts with other appliance manufacturers looking for high-performance, cost-effective connectivity in their mission-critical gateway appliances.”

About Silicom

Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements, including that the manufacturer will continue to sell its appliances at current or forecasted levels or that the manufacturer will incorporate Silicom’s network interface cards in its appliances. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contacts:
Ilan Erez
Silicom
+972-9-764-4555
ilane@silicom.co.il